May 6, 2016

Via Email

Mr. Terence O’Brien
Branch Chief
Office of Manufacturing and Construction
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:      National Steel Company
Form 20-F for the fiscal year ended December 31, 2014
Filed April 30, 2015
Response Letter Dated March 8, 2016

Form 6-K

Filed March 29, 2016

File No. 1-14732

Dear Mr. O’Brien:

Reference is made  to the comment letters from the staff of the United States Securities and Exchange Commission (the “Staff”) received by Companhia Siderúrgica Nacional (the “Company” or “CSN”) on December 15, 2015, February 8, 2016 and April 15, 2016 concerning the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2014 and filed on April 30, 2015 (the “2014 Form 20-F”) and the Company’s report on Form 6-K furnished to the SEC on March 29, 2016 (the “Earnings 6-K”). On January 14, 2016 and March 8, 2016 we provided letters with our responses to the Staff’s comments. This letter provides the Company’s responses to the Staff’s additional comments in your April 15, 2016 letter. For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below such comments. All page numbers referred to herein are to the 2014 Form 20-F.

Companhia Siderúrgica Nacional

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Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - EdificioFinancial Faria Lima Center Cep: 04538-132 - São Paulo - SP

SEC Comment No. 1.

Note 2 – Summary of Significant Accounting Policies, page FS-8

2.n) Concessions, page FS-16

1)                  We have read your response to prior comment 1 from our letter to you dated February 8, 2016. With reference to the terms of your concessions agreements, please expand your disclosures to provide the basis for using lease accounting for your concessions. Please also quantify the amount of your assets which are subject to reversion to the grantor and where they are classified in your financial statements.

Response to Comment No. 1.

In deciding the best accounting treatment for our concessions, the first analysis we performed comprised the accounting treatment of the assets received from the grantor for operation by us and the amount of the lease paid for the use of such assets. Because our concessions are, in essence, lease agreements, we have analyzed the indicators provided for in IAS 17, items 10 and 11, summarized in the table below:

IFRS Item of analysis	CSN Analysis
10 (a) the lease transfers ownership of the asset to the lessee by the end of the lease term.	Our agreements do not transfer ownership of assets upon termination or expiration.

10 (b) the lessee has the option to purchase the asset at a price that is expected to be sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception of the lease, that the option will be exercised.

Our agreements do not have any option to purchase the assets.
10 (c) the lease term is for the major part of the economic life of the asset even if title is not transferred.

Our concession agreements have terms of twenty five or thirty years, renewable for an additional period of the same length. In our port concessions, the leases cover land, an asset without a defined useful life, therefore, the lease term does not coincide or cover the major part of the assets’ useful life. In our railroad concessions, the leases cover land and operating assets, such as wagons, trains, railway systems, etc. Land does not have a defined useful life and the other assets received from the grantor were substantially depreciated at the time of the grant and, therefore, the useful life was shorter than the lease term.

10 (d) at the inception of the lease the present value of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

These assets are owned by the Brazilian federal government. Accordingly, there is no active market for these assets since Brazilian law does not permit the sale of public assets in most circumstances. Therefore, there are no similar assets available for sale in the Brazilian market and, accordingly, the fair market value of the leased assets cannot be determined, so this item is not applicable.

10 (e) the leased assets are of such a specialized nature that only the lessee can use them without major modifications.

The leased assets are usual in the provision of the services related to the different agreements. There are no specific assets that could be considered exclusive to us or for the provision of the services by us and, therefore, this item is not applicable.

11(a) if the lessee can cancel the lease, the lessor’s losses associated with the cancellation are borne by the lessee.

The unilateral termination of the different agreements is limited to certain exceptional conditions in case we have not fulfilled certain of our contractual requirements. In this case, we would be indemnified for the residual carrying amount of the assets at the termination date and, although the grantor may file a lawsuit to claim indemnity for breach of the relevant agreement, there is no contractually set indemnity we would owe.

11 (b) gains or losses from the fluctuation in the fair value of the residual accrue to the lessee (for example, in the form of a rent rebate equaling most of the sales proceeds at the end of the lease).

Our agreements do not have any provisions for this or similar adjustments.
11 (c) the lessee has the ability to continue the lease for a secondary period at a rent that is substantially lower than market rent.

Our agreements may be renewed for an additional lease period and the grant amount for this extension will be determined by the grantor at the time of the extension. Our agreements do not provide for any reduction in amounts upon extension.

Companhia Siderúrgica Nacional

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Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

Based on the analysis of the indicators above, we classified our concessions as operating leases and payments provided for in our agreements are recognized as profit or loss for the year under the straight-line method.

The second analysis we performed refers to assets acquired directly by us subsequent to the agreement signing date. According to the terms established in our concession agreements, we have control over these assets and assume the risks and rewards associated with them. At the end of the concession, if there is any residual value, the grantor has to reimburse us for these amounts. As a result, assets acquired or constructed by us are recorded in property, plant or equipment or in intangible assets, when applicable, according to the parameters defined in IAS16 and IAS 38.

The residual carrying amounts subject to reversion to the grantor in our concessions at December 31, 2015 are listed below with an indication of their classification in our financial statements:

Companhia Siderúrgica Nacional

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Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

Concession	Residual carrying amount	Classification in the balance sheet
TECON	R$ 244 million	Fixed assets: Property, plant and equipment Intangible assets: software
TECAR	R$ 1,611 million	Fixed assets: Property, plant and equipment Intangible assets: software
FTL	R$263 million	Fixed assets: Property, plant and equipment Intangible assets: software
TLSA	R$7,001 million(1)	Investments
MRS	R$3,679 million(2)	Investments

_______________________

(1)           The amount of fixed and intangible assets is recognized in TLSA’s financial statements. We recognize our interest in the net assets of TLSA under the equity method and our investment balance in TLSA as of December 31, 2015 was R$1.930 million.

(2)           The amount of fixed and intangible assets is recognized in MRS’s financial statements. We recognize our interest in the net assets of MRS under de equity method and our investment balance in MRS as of December 31, 2015 was R$557 million.

We intend to expand our disclosure in future filings to provide the basis for using lease accounting for our concessions as set forth below. We note that this language will be included in our annual report on Form 20-F for the year ended December 31, 2015.

“2.n) Concessions

The Company has governmental concessions to provide the following types of services: railway and port transportation managed by Company’s subsidiaries and joint-ventures. The concessions included in the consolidated financial statements are related to the rail network in the Northeast area, managed by the subsidiary FTL, the container terminal in Itaguaí, managed by the subsidiary TECON and the port terminal TECAR for exporting iron ore and importing coal, which is managed by the subsidiary Congonhas. The joint venture concessions are related to TLSA and MRS and are not disclosed in these financial statements.

Companhia Siderúrgica Nacional

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Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

The Company’s concession contracts are not within the scope of the international interpretative standard IFRIC 12, considering that the grantor (refers to the government) has effectively no control over what, to whom and at what price the services will be provided by the dealer (refers to the private part) to the customers.

In essence, the payments made under our concession contracts has operating lease characteristics. Therefore, the accounting should follow the accounting rules applicable to leases – IAS 17. Our concession agreements provide for the use of a specific asset for an agreed period of time, but without any transfer of ownership to the Company or option to buy these assets after termination of these contracts. These payments are recognized in the income statement on a straight line basis over the period of the contracts.

Assets acquired or constructed by us are recorded in property, plant or equipment or in intangible assets, when applicable, according to the parameters defined in IAS16 and IAS 38. Under our agreements, we have control over these assets and assume the risks and rewards associated with them. At the end of the concession, if there is any residual value, the grantor has to reimburse us for these amounts.”

SEC Comment No. 2.

Form 6-K Filed March 29, 2016

•      Recognition and measurement, page FS-19

2)                  We note your disclosure on page 15 of your 4Q15 and 2015 Earnings Release that in November 2015, the strategic alliance was concluded between you and the Asian Consortium through the combination, in a new company, Congonhas Minérios S.A., of the mining and associated logistics businesses of yours and Nacional Minérios S.A. (Namisa). Further, we note you accounted for the transaction in accordance with IFRS 3, which resulted in a gain in the income statement of R$2.9 billion, net of deferred taxes, and an increase in total equity of R$4.8 billion. We have the following comments in this regard.

•       We note that you, prior to the November 2015 transaction, accounted for Namisa under the equity method of accounting. With reference to IFRS 10, including Appendix B, please provide sufficiently detailed additional information to support this accounting. Ensure your analysis addresses the disclosure on page 67 of your 2013 Form 20-F which indicates “In addition, certain other agreements, including the share purchase agreement between us and the Asian consortium and the long-term operational agreements between Namisa and us, provide for certain obligations that, in case breached or not cured within the relevant cure period, may give rise, in certain situations, to the right of the non-breaching party to exercise a call or a put option, as the case may be, with respect to the Asian consortium’s ownership interest in Namisa.” Specifically address whether CSN’s call option on the Asia consortium’s ownership interest in Namisa represents a substantive right of CSN to remove the Asian consortium; and

Companhia Siderúrgica Nacional

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Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

•       Notwithstanding the above bullet, with reference to each step of the transaction, please explain the related accounting treatment, as well as the authoritative literature you relied upon

Response to Comment No. 2.

Accounting classification of Namisa under IFRS 10 and 11

Until November 30, 2015, we classified our interest in Namisa in accordance with IFRS 10, assessing the classification of the rights and obligations provided for in the Shareholders’ Agreement, entered into on December 30, 2008, as amended (“Shareholders’ Agreement”), between CSN and the Asian Consortium, in order to determine whether we unilaterally held the control of Namisa considering the following requirements:

•         power over relevant decisions regarding Namisa;

•         exposure and rights to Namisa’s results; and

•         ability to use our power to affect Namisa’s results.

Under IFRS 10, all of the requirements above should have been cumulatively met so that Namisa could be classified as our subsidiary.

Namisa was established as a corporation and its equity instruments assured voting rights to its shareholders in the same proportion of the interest held in its share capital. In addition, the Shareholders’ Agreement determined the principles of the relationship between the shareholders, as well as their rights and obligations. Under the Shareholders’ Agreement, Namisa was managed by a board of directors comprised of five members appointed by us and four members appointed by the Asian Consortium.

Companhia Siderúrgica Nacional

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Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

A number of significant decisions regarding Namisa’s business, which are considered relevant within the scope of IFRS 10 for power assessment, required, under the Shareholders’ Agreement, the approval of both shareholders (CSN and the Asian Consortium) or the affirmative vote of at least one member appointed by the Asian Consortium, as shown in the table below:

MAJOR DECISIONS
Board of Directors: decisions that depended upon the affirmative vote of least one member of the Asian Consortium	Shareholders Meeting: decisions that depended upon the vote of at least sixty one percent of the shareholders (greater than our total interest of 60%).
Annual compensation of officers	Approval of the annual financial statements
Appointment of officers	Approval of Long-Term, Mid-Term business plan and Annual Operating Budget or any amendment
Any amendments to the Operating Agreements, as defined in the Shareholders’ Agreement	Entry into, modification, renewal or termination of any transaction in excess of US$25 million, except if approved in Annual Operating Budget
Amendment to, renewal or settlement of intercompany financial agreements	Incurrence of indebtedness in excess of US$150 million, except if approved in Annual Operating Budget
Any decisions on mining rights, pellet plants and material assets.	Modification, renewal or termination of any of the Financing Agreements, as defined in the Shareholders’ Agreement
Approval of guarantees, security and indemnities	Investments in equity in excess of US$20 million
Appointment of independent auditors and changes in accounting policies	Declaration of dividends, change in or deviation from the dividend policy
Settlement of any material dispute or lawsuit	Any increase or reduction of the capital stock
Approval, renewal, material modification, or termination of pension plans and other employee benefit plans	Entry into, modification, renewal or termination of any transaction or agreement with or involving any subsidiary or affiliate of the company or any shareholder
Any act of corporate restructuring or sale of any material assets
Winding-up, dissolution or liquidation of, or any bankruptcy claim or court reorganization request
Annual remuneration of the members of the Board of Directors and any increase or decrease in the size of the Board of Directors
Amendments to the By-Laws

Companhia Siderúrgica Nacional

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Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

Under item B9 of IFRS 10, to have control power over an investee, the investor must have existing rights that give it the ability to direct the relevant activities of the investee.

The rights of the Asian Consortium listed in the table above are related to various decisions which are taken in the normal course of business and that relate to the activities of Namisa and, as such, are not only protective rights. Therefore, until November 30, 2015 we did not have the ability to direct Namisa’s relevant activities unilaterally and did not hold unilateral power over the relevant decisions in its normal course.

Additionally, the Shareholder’s Agreement contained clauses that provided us an option to buy, and the Asian Consortium an option to sell, the 40% interest held by the Asian Consortium in Namisa. These options, however, could only be exercisable after a “Decision Disagreement” regarding certain of the “Major Decisions” listed above. In order for a “Decision Disagreement” to be declared numerous contractually provided steps for resolution had to be performed.

In accordance with item B23 of IFRS 10, we assessed this right/obligation and concluded that it was not a substantive right since the options would only be exercisable in case there was a disagreement of the shareholders regarding certain business decisions after failure to reach an agreement through the numerous contractually provided steps for resolution, and that it would be improbable that the shareholders would not seek solutions for any controversial issues in detriment to their interests in Namisa.

Companhia Siderúrgica Nacional

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Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

Accordingly, we considered the exercise of these options as improbable and that such contractual right/obligation referred to a protective right for the benefit of both parties negotiated between us and the Asian Consortium to ensure a way out in an exceptional occasion of disagreement regarding Namisa’s businesses. Over the six years in which the Shareholders’ Agreement was in force, we and the Asian Consortium managed to reach a resolution regarding any disagreements that occurred and neither party exercised its put or call option rights.

As it concerns the exposure to returns, shareholders shared in Namisa’s results according to their proportional interest and received dividends or absorbed losses in this same proportion.

Shareholders’ ability to affect Namisa’s results is directly related to their power over the relevant decisions, already informed above. Therefore, we concluded that we did not control Namisa because we did not have sufficient power to direct Namisa’s relevant activities unilaterally and that IFRS 10 was not applicable to our interest in Namisa.

In light of the above, we classified our interest in Namisa as a joint venture within the scope of IFRS 11 and recorded it under the equity method, as it reflected a share in Namisa’s net assets (equity interest) aimed at a return through dividend and because there was no shared management nor separation of assets and liabilities between the shareholders.

For more details on the mechanics of the Shareholders’ Agreement regarding our and the Asian Consortium rights in Namisa, the rationale for non-consolidation and the put and call option rights, we refer to our previous responses to Staff letters dated:

(i)                 September 17, 2009, comment No. 12, responded to on October 23, 2009;

(ii)               November 3, 2009, comment No. 2, responded to on November 17, 2009;

(iii)             January 8, 2010, comment No. 13, responded to on February 9, 2010; and

(iv)             February 19, 2010, comment No. 3, responded to on February 26, 2010.

Accounting treatment of the transaction completed in November 2015

We present below a summary of the accounting steps for the transaction completed in November 2015. We note that the complete description of the accounting steps and applicable literature are detailed in Exhibit I hereto which replicates note 3 to our financial statements that will be included in our annual report on Form 20-F for the year ended December 31, 2015.

We applied IFRS 3 to record the November 2015 transaction, as there was a change of control of Namisa on November 30, 2015. We applied the acquisition method along with the step acquisition method. The acquirer for purposes of IFRS 3 was our subsidiary Congonhas Minérios which was also the surviving entity.

Companhia Siderúrgica Nacional

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Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - EdificioFinancial Faria Lima Center Cep: 04538-132 - São Paulo - SP

As a result of the step acquisition, we recognized a gain of R$2,792 million in the value of our 60% interest in Namisa. In addition, as a result of the application of items B51 and B52 of IFRS 3, we recognized a gain of R$621 million as a result of the termination of the then existing agreements between Namisa and Congonhas. We also recorded R$528 million in taxes on the gains from the transaction. The steps described above resulted in the gain of R$2,885 million disclosed in our Earnings 6-K.

Additionally, there was a change in our interest in Congonhas without representing a loss of control in Congonhas. Our participation decreased from 100% to 87.52%. According to IFRS 10, this change should be classified as an equity transaction and the resulting gain or loss on the new value of the participation must be recorded directly in equity. Because of this percentage change, we recorded a gain of R$1,945 million.

The sum of the net gains recorded in our results and the gains recorded in our shareholders’ equity was a total increase in our shareholders’ equity from the November 2015 transaction of R$4,830 million.

We intend to include disclosure in future filings to summarize the accounting treatment of the November 2015 transaction as set forth below. We note that this language will be included in our annual report on Form 20-F in section 5.A. for the year ended December 31, 2015.

“We applied IFRS 3 to record the November 2015 transaction, as there was a change of control of Namisa on November 30, 2015. We applied the acquisition method along with the step acquisition method. The acquirer for purposes of IFRS 3 was our subsidiary Congonhas Minérios which was also the surviving entity.

As a result of the step acquisition, we recognized a gain of R$2,792 million in the value of our 60% interest in Namisa. In addition, as a result of the application of items B51 and B52 of IFRS 3, we recognized a gain of R$621 million as a result of the termination of the then existing agreements between Namisa and Congonhas. We also recorded R$528 million in taxes on the gains from the transaction.

Additionally, there was a change in our interest in Congonhas without representing a loss of control in Congonhas. Our participation decreased from 100% to 87.52%. According to IFRS 10, this change should be classified as an equity transaction and the resulting gain or loss on the new value of the participation must be recorded directly in equity. Because of this percentage change, we recorded a gain of R$1,945 million.

Companhia Siderúrgica Nacional

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Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

The sum of the net gains recorded in our results and the gains recorded in our shareholders’ equity was a total increase in our shareholders’ equity from the November 2015 transaction of R$4,830 million.”

We hereby acknowledge that:

  we are responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*******

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Andrew Jánszky at +55-11-3927-7701, Felipe Camara at +55-11-3927-7716 or Maria Beatriz Martinez Alves at +55-11-3049-7537.

Sincerely, _____________________________ Companhia Siderúrgica Nacional By: Paulo Rogerio Caffarelli Title: Executive Officer

Companhia Siderúrgica Nacional

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Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

Exhibit I – Note 3 regarding the Business Combination

3. BUSINESS COMBINATION - ACQUISITION OF CONTROL OF NACIONAL MINÉRIOS S.A. (NAMISA)

3.1 Object of transaction

On December 11, 2014, the Board of Directors of CSN approved the establishment of a strategic alliance with an Asian Consortium comprised by the companies ITOCHU Corporation, JFE Steel Corporation, POSCO, Ltd., Kobe Steel Ltd., Nisshin Steel Co, Ltd. and China Steel Corp. (the “Asian Consortium”).

The transaction consisted of a business combination through which the Asian Consortium contributed its equity interest of Namisa (40%) into Congonhas Minérios S.A. (“Congonhas Minérios”), a mining subsidiary of CSN. After the corporate restructuring, Congonhas Minérios became the holder of the commercial establishment related to CSN’s iron ore mine Casa de Pedra, CSN’s equity interest of Namisa (60%), 8,63% direct interest in MRS, as well as the right to manage and operate the solid bulk terminal of TECAR in Itaguaí Port (“TECAR”).

The transaction was concluded by the signing of a shareholders agreement by the shareholders of Congonhas Minérios, on November 30, 2015.

The following steps were carried out in order to conclude the transaction:

•      Payment of dividends by Namisa before closing of the transaction, amounting to US$1.4 billion (equivalent to R$5.4 billion);

•      Restructuring of Congonhas Minérios  through the contribution, by CSN, of the assets and liabilities related to Casa de Pedra, the rights to operate TECAR, 60% of Namisa’s shares, 8.63% of MRS’ shares, and US$850 million in debt (equivalent to R$3,370 million, as presented in note 9.b);

•      Acquisition, by Congonhas Minérios, of 40% of the Namisa shares held by the Asian Consortium, resulting in the incorporation of Namisa by Congonhas Minérios;

•      Signing of a shareholders agreement (“Shareholders’ Agreement”) by the shareholders of Congonhas Minérios;

•      Payment by CSN of US$680 million relating to the acquisition of 4% of the shares held by the Asian Consortium in Congonhas Minérios and additional US$ 27 million relating to the  acquisition of 0.16% of the shares held by the Asian Consortium in Congonhas Minérios, amounting to US$ 707 million (equivalent to R$2.7 billion);

Companhia Siderúrgica Nacional

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Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - EdificioFinancial Faria Lima Center Cep: 04538-132 - São Paulo - SP

•      Settlement of the pre-existing agreements with Namisa for supply of high-silicon and low-silicon content ROM (Run of Mine), port services and ore beneficiation.

The following charts show the corporate structure before and after the transaction:

Considering the position of Congonhas Minérios’ assets, the contributions made by the Asian Consortium in the transaction, as well as adjustments resulting from the negotiations between the parties and adjustments of debt, cash and working capital, CSN and the Asian Consortium held, respectively, equity stakes of 87.52% and 12.48% in the capital stock of Congonhas Minérios upon conclusion of the transaction.

The transaction also includes an earn-out mechanism by which, in the event of a qualified liquidity event occurred under certain valuation parameters and within a defined time period after the closing of the transaction, the Asian Consortium’s equity interest in Congonhas Minérios could be diluted, at CSN´s sole discretion, from 12.48% to 8.71%. This mechanism was considered as a contingent asset and no related value was accounted thereto.

Part of the iron ore produced by Congonhas Minérios will be sold to the members of the Asian Consortium and to CSN. Such rights are reflected in long-term supply agreements entered into on November 30, 2015, which terms were negotiated on usual market conditions. CSN also ensured the use of TECAR for import of raw materials through a long-term agreement.

Companhia Siderúrgica Nacional

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Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

3.2 Application of IFRS3 to the transaction

Prior to the transaction, Namisa was managed by means of a shareholders agreement, through which the Asian Consortium had sufficient vetoes that grant it substantial management rights over the operations. With respect to accounting, Namisa was classified as a joint venture within the scope of IFRS 10 and 11. CSN recorded its 60% equity interest in Namisa according to the equity method.

As mentioned above, CSN carried out a corporate restructuring involving the transfer of its mining operations, rights to operate the port terminal TECAR and equity interests in Namisa and MRS to Congonhas Minérios. This step of the transaction was carried out based on the book value of the assets, since there was no change control over the assets and equity stakes transferred. Upon conclusion of the corporate restructuring, Congonhas Minérios became the  controlled company of CSN that concentrates the group’s mining businesses.

As a result of the transaction, Namisa became  fully controlled by Congonhas Minérios. The Asian Consortium holds only protective vetoes in relation to the assets resulting from the business combination, usual in this type of transaction.

Accordingly, since there has been alteration of control over Namisa’s assets, IFFRS3 should be applied. Under the parameters of such accounting standards, the acquisition date for purposes of accounting records was November 30, 2015 and the acquirer considered for transaction purposes was Congonhas Minérios. Namisa was the acquiree.

3.3 Application of the acquisition method

Under IFRS3, the acquisition method shall be applied for recording the transaction. The method consists of the following:

a) determining the purchase price;

b) recognizing the amount of the goodwill based on expectations for future profitability; and

c) recognizing a gain or loss on pre-existing relations that should be settled with the business combination.

These three steps are applicable to the acquisition of control over Namisa, and they are detailed as follows.

Companhia Siderúrgica Nacional

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Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

a)         Determination of the purchase price

According to IFRS3, the purchase price is determined by the sum of the transferred assets, liabilities incurred, equity interests issued, non-controlling equity interests and the fair value of any equity interest held prior to the transaction. The following table summarizes the price considered for accounting purposes:

Item	Comment	R$ million	Ref.
Assets transferred	A payment in the amount of USD707MM is being carried out in the transaction.	2,727	(i)
Liabilities assumed	Refers to financial adjustment of working capital and debt.	6	(i)
Equity interests issued	Congonhas Minérios issued shares that were delivered to the Asian Consortium.	2,619	(ii)
Fair value of the equity interest held by the acquiring company in the company acquired immediately prior to the combination	Congonhas Minérios held 60% of the Namisa shares prior to the business combination and appraised such equity interest at fair value.	8,023	(iii)
Purchase price considered for the business combination		13,375

i.          Assets transferred and liabilities assumed

Subsequent to the capital increase, the transaction included a payment made for acquisition of 4.16% of Congonhas Minérios’ shares held by the Asian Consortium in the amount of US$707 million, equivalent to R$2,727 as of November 30, 2015 and a liability amounting to R$6 to be paid along 2016.

Even though such payment was carried out by CSN for the acquisition of Congonhas Minérios shares, its economic effect was recorded at Congonhas Minérios as an integral part of the consideration received due to the control acquisition over Namisa, according to the guidelines provided by IFRS3.

Companhia Siderúrgica Nacional

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Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

ii.         Equity interests issued – Shares in capital stock of Congonhas Minérios

Congonhas Minérios performed the primary issue of shares to the Asian Consortium representing 12.48% of its total capital. Pursuant to IFRS3, such shares were appraised at fair value as of the acquisition date.

Such appraisal was performed using the discounted cash flow method, considering the business plans approved by the shareholders of Congonhas Minérios. The main premises of such appraisal and the results thereof are described in the table below:

Premises	Figures
Volumes of iron ore	60Mt/year over the long-term
Prices - Platts CFR China 62% Fe	Intervals from US$56 to US$75
Discount rate	Nominal WACC of 13.91%
Fair value as of Nov. 30, 2015 (equity value)	R$20,988 million
Percentage of shares held by the Asian Consortium after acquisition of the 4.16% equity interest	12.48%
Fair value attributed to the shares issued	R$2,619 million

The fair value of Congonhas Minérios was calculated by independent appraisers who issued an appraisal report.

iii. 60% equity interest in Namisa held prior to the acquisition

Congonhas Minérios held 60% of Namisa’s shares immediately prior to the transaction regarding the acquisition of control be concluded. Such shares were appraised under the equity method.

According to item 41 of IFRS3, such shares are part of the consideration transferred and should be measured at their fair value as of the acquisition date. A gain or loss resulting from the difference between the fair value and the carrying amount recorded immediately prior to the acquisition should be recognized in profit or loss for the year.

The appraisal of the fair value of Namisa was conducted according to the discounted cash flow method, considering the business plans in effect prior to the transaction and approved by the shareholders. The main premises of such appraisal and the results thereof are shown in the following table:

Companhia Siderúrgica Nacional

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Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

Premises	Figures
Volumes of iron ore	40Mt/year over the long term
Prices - Platts CFR China 62% Fe	Intervals from US$56 to US$75
Discount rate	Nominal WACC of 14.36%
Fair value as of Nov. 30, 2015 (equity value)	R$13,375 million
Fair value attributed to the 60% participation (a)	R$8,023 million
Accounting Balances
Accounting balances considering the elimination of 60% due to the gain in the pre-existing relationship (b)
Carrying value as of Nov. 30, 2015 (60%)	R$6,164 million
Elimination of 60% on the gain of a pre-existing relationship (1)	R$933 million
5,231 million
Gain on appraisal of the 60% stake at fair value (a–(b)	R$2,792 million

(1)   According to item b(i) below, Namisa assets related to pre-existing contracts were adjusted to fair value at the acquisition date. The presentation of the gain in the valuation of the initial participation at fair value considers the elimination of 60% of the gain on the settlement of pre-existing relationship.

The fair value of Congonhas Minérios was calculated by independent appraisers who issued an appraisal report.

b)         Goodwill on acquisition of control over Namisa

According to IFRS3, the acquirer shall recognize goodwill based on expectations for future profitability as of the acquisition date, measured by the amount at which the purchase price exceeds the fair value of the assets and liabilities acquired (Purchase Price Allocation – PPA). The transaction generated goodwill of R$3,691 million, as per the table below:

Item	R$ million	Ref.
Purchase price considered	13,375	Item (a)
Fair value of the assets and liabilities acquired	9,684	(i)
Goodwill based on expectations for future profitability (Note 11)	3,691

Companhia Siderúrgica Nacional

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Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

The goodwill based on expectations for future profitability is recorded under Intangible Assets and, since it does not have a definite useful life, it is not amortized, according to IAS 38. As from 2016, CSN will begin conducting impairment testing for this asset according to the requirements established by IAS 36.

(i)         Fair value of the assets and liabilities acquired

The following table shows the breakdown of the allocation of the fair value for 100% of the assets acquired and liabilities assumed as of November 30, 2015, calculated on the basis of reports prepared by independent appraisers:

				Consolidated
	Carrying amounts	Fair value adjustments	(-) Write-off of goodwill recorded at Namisa	Total fair value
Current assets	1,287,126			1,287,126
Cash and cash equivalents	783,256			783,256
Trade receivables	253,216			253,216
ROM and port advance - Congonhas	113,847			113,847
Other assets	136,807			136,807
Non-current assets	10,894,866	(189,319)	(578,531)	10,127,016
ROM and port advance - Congonhas	9,310,901	(1,554,121)		7,756,780
Other assets	144,982			144,982
MRS shares - 10%	306,190	480,610		786,800
Property, plant and equipment	550,825	156,271		707,096
Intangíible assets	581,968	727,921	(578,531)	731,358
Total assets acquired	12,181,992	(189,319)	(578,531)	11,414,142

Current liabilities	1,640,873			1,640,873
Borrowings and financing	4,680			4,680
Trade payables	29,037			29,037
Taxes payable	296,911			296,911
Dividends proposed (US$300 million)	1,156,800			1,156,800
Other payables	153,445			153,445
Non-current liabilities	266,224	19,402	(196,700)	88,926
Borrowings and financing	25,307			25,307
Provision for contingencies	7,486			7,486
Deferred taxes	215,783	19,402	(196,700)	38,485
Other payables	17,648			17,648
Total liabilities assumed	1,907,097	19,402	(196,700)	1,729,799
Total equity acquired	10,274,895	(208,721)	(381,831)	9,684,343

According to IFRS3, the goodwill based on expectations for future profitability existing in Namisa’s financial statements as of the acquisition date should be written off so that a new goodwill is recognized.

The allocation of the fair value resulted in a loss in the total amount of R$208,721, distributed among the principal assets of Namisa. The following table shows the breakdown of the amounts allocated and a summary of the calculation methodology:

Companhia Siderúrgica Nacional

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Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

Assets acquired	Valuation method	Carrying amounts	Fair value adjustment	Total fair value

Stake in MRS - 10%	Entity’s discounted cash flow considering the long-term business plan approved by shareholders.	306,190	480,610	786,800
Agreement for sale of ROM, provision of port services and ore processing between Namisa and Congonhas	The contractual prices were compared with the market prices for ore and port services observed in comparable market purchase and sale transactions, adjusted by fluctuations in Plats projected over the agreement term. Based on the contractual volume, the difference between the result projected on the terms of the agreement and the market conditions generates goodwill.	9,424,748	(1,554,121)	7,870,627
Property, plant and equipment	The amounts of property, plant and equipment were adjusted by the difference between the fair value of the PP&E and their respective net carrying amounts, as per the technical valuation conducted by an independent appraiser for the groups of assets represented by improvements, constructions, vehicles, furniture and fixtures. The useful lives follow the periods disclosed in Note 10.	550,825	156,271	707,096
Mining rights (Mina do Engenho, Fernandinho, Cayman)	The income approach was used based on the excess profitability methodology in multiple periods, due to the possibility of attributing the directly generated cash flow to the asset identified. Under this methodology, the amount of the mining rights is estimated based on their future profitability, discounting all costs and investments that would be necessary for extracting and processing the iron ore to their fair value. These rights will be amortized according to the depletion of the mines.		726,390	726,390
relationship with supplier - contract purchase of iron ore - Itaminas	For the fair value calculation of the contract with Itaminas we used the income approach, comparing the future cash flows generated by operation in two scenarios, through the contract and market conditions.		1,531	1,531
Deferred income tax and social contribution on adjustments			(19,402)	(19,402)
Total		10,281,763	(208,721)	10,073,042

Companhia Siderúrgica Nacional

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Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

c)         Settlement of pre-existing relationships between Congonhas Minérios and Namisa

The IFRS3 determines that the increase or decrease in fair value, resulting from an advantage or disadvantage in the transaction between the acquirer and the acquiree should be eliminated with recognition of a gain or loss in profit or loss for the year as of the transaction date. Such assets or relationships are referred as pre-existing relationship in the context of IFRS3.

Companhia Siderúrgica Nacional

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Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

Congonhas Minérios and Namisa have a pre-existing relationship resulting from long-term agreements for the performance of port services, supply of ROM iron ore and processing of ore. With the business combination, such agreements were extinct,  since CSN’s mining activities have now been centralized at Congonhas Minérios.

According to IFRS3, due to the fact that the business combination between Congonhas Minérios and Namisa have settled the pre-existing agreements, Congonhas Minérios recognized a gain for the year, recorded in the profit/loss item of Other operating income and expenses, amounting to R$621,648, which is related to the participation of 40% held by the Asian Consortium in the preexisting contracts.

3.4 Effects reflected in CSN parent company - Transaction between partners recorded in net equity

As mentioned above, Congonhas Minérios was considered the acquirer for the application of IFRS3. As a result to the completion of the transaction, there was a change in CSN’s shareholding in Congonhas Minérios, which has not represented a loss of control in Congonhas Minérios by CSN. The Company’s participation decreased from 100% to 87.52%. According to IFRS10, this change should be classified as an equity transaction and the resulting gain or loss on the new value of the participation shall be recorded directly in net equity. Due to this percentage variation, a gain of R$1,945 million was recorded. The table below shows the reconciliation of this amount:

Events	R$ Million
Contribution to the capital of Congonhas Minérios by the Consortium - item (a)	2,619
CSN Participation - 87,52% (1)	2,292
Acquisition by CSN of 4.16% - item (a)	2,727
Consortium participation - 12.48% (2)	(340)
Other effects of the corporate reorganization (3)	(7)
Total gain on the transaction between shareholders (1 + 2 + 3)	1,945

3.5 Summary of the accounting impacts

Companhia Siderúrgica Nacional

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Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

The following table shows the full impact of the business combination described above in the results and equity of the Company:

Events	R$ Million
	Accounting effect
	P&L	Equity
Valuation Gain on 60% participation in Namisa, at fair value - item 3.3 (a) iii	2,792	2,792
Gain on settlement of preexisting relationships - item 3.3 ( c)	621	621
Gain on business combination before tax / social contribution (Note 24)	3,413	3,413
Income tax on the gain of the pre-existing relationship - item 3.3 (c)	(528)	(528)
Gain in transaction between shareholders - item 3.4		1,945
Total impact of the business combination	2,885	4,830

Companhia Siderúrgica Nacional

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Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP